SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

November 7, 2016

Via EDGAR

Dominic Minore, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Sierra Total Return Fund

Registration Statement on Form N-2 Filed on May 27, 2016

File Nos. 333-209496; 811-23137

Dear Mr. Minore,

On behalf of the Sierra Total Return Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Fund on July 19, 2016, July 27, 2016, September 6, 2016, September 19, 2016 and October 28, 2016, with respect to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed with the SEC on May 27, 2016. The Staff’s comments are set forth below and are followed by the Fund’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 2 to the Registration Statement filed on November 4, 2016.

Prospectus

Outside Front Cover

1.	The Fund discloses that it intends to make three written tender offers of its outstanding shares. Please revise the disclosure to provide that the Fund intends to make “in the Fund’s sole discretion” three written tender offers.

Response: The Fund has revised its disclosure accordingly on the outside front cover of the Prospectus.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

November 7, 2016

2.	Under the “Securities Offered” heading, please remove any references to share classes that will not be offered prior to the SEC granting the exemptive application and only include such information after the exemptive application is granted by filing a post-effective amendment.

Response: The Fund hereby advises the Staff on a supplemental basis that we will respond to this comment under separate cover.

3.	Add the minimal capitalization risk, as described under the “Securities Offered” heading, to the summary of risk factors on the outside front cover.

Response: The Fund has revised its disclosure accordingly on the outside front cover of the Prospectus.

4.	Clarify that the Fund is determining net asset value within 48 hours of the time of each closing on the sale of shares offered as provided in Section 23(b) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund hereby advises the Staff on a supplemental basis that it will determine its net asset value on a daily basis and therefore will be in compliance with Section 23(b) of the 1940 Act.

5.	The Fund discloses that it may invest in public investment funds. Please clarify that public investment funds refer to publicly traded or publicly registered but non-traded funds.

Response: The Fund has revised its disclosure accordingly on the outside front cover of the Prospectus.

6.	Add disclosure to footnote 1 of the pricing table that clarifies that difference between the upfront dealer manager fee and the annual dealer manager fee, and the amount of each fee with respect to each share class.

Response: The Fund hereby advises the Staff on a supplemental basis that it has revised its disclosure to remove any reference to “annual dealer manager fee”. The reference to “annual dealer manager fee” should have been to “distribution fee”, which is described in the Prospectus as an on-going asset based charge relating to the sale and distribution of the Fund’s shares.

November 7, 2016

7.	Please revise the disclosure contained in the third sentence of the fifth bullet point to the following:

•	Subject to the Fund’s discretion, the remaining three repurchase offers are intended to be in the first, second and fourth calendar quarters of each year and in such amounts as the Board of Trustees may determine in its sole discretion. There can be no assurance, however, that any Discretionary Repurchase will be made. In addition, you will be charged a repurchase fee of 1.00% if your shares are repurchased during the first year of your purchase.

Response: The Fund has revised its disclosure accordingly on the outside front cover of the Prospectus.

8.	Please provide greater prominence to the “Risk Factors” cross-reference following the bullet point list by presenting it in a larger font size.

Response: The Fund has revised its disclosure accordingly on the outside front cover of the Prospectus.

9.	Please replace any information presented in italics with bold type.

Response: The Fund has revised its disclosure accordingly to remove any text in italics and place it with bold type instead.

10.	In your response letter, please confirm that all of the information preceding the “Table of Contents” will appear on the outside front cover of the Prospectus in at least 10-point type.

Response: The Fund confirms that the information preceding the “Table of Contents” will appear on the outside front cover of the Prospectus in at least 10-point type.

11.	Please highlight the risk listed under the second bullet point by referring shareholders to the “Minimal Capitalization Risk” on page 24 of the Prospectus.

Response: The Fund has revised its disclosure accordingly on the outside front cover of the Prospectus.

The Fund (page 1)

12.	Please clarify that the three periodic tender offers are at the Fund’s discretion.

Response: The Fund has revised its disclosure accordingly on page 1 of the Prospectus.

November 7, 2016

Investment Objectives and Policies (pages 1-2)

13.	The disclosure appearing in the third sentence of the third paragraph provides that STRF Advisors LLC (the “Adviser”) has no experience managing a registered closed-end investment management company. Please provide this disclosure on the front cover of the Registration Statement and the “Investment Adviser” subsection under the “Management of the Fund” section.

Response: The Fund has revised its disclosure accordingly on the outside front cover of the Prospectus, pages 1, 45, and 54 of the Prospectus, and page 28 the Statement of Additional Information.

14.	The Fund refers to exchange traded funds and index mutual funds in defining fixed-income and fixed-income related securities under romanette (ii)(B). Please clarify whether specific categories of exchange traded funds and index mutual funds are part of the Fund’s principal investment strategy.

Response: The Fund hereby advises the Staff on a supplemental basis that it does not have specific types of exchange traded funds and index mutual funds on which it focuses as a part of its principal investment strategy, that its investment strategy will be broad, and will not be limited to any specific industry, sector, or a minimum or maximum market cap. In addition, the Fund may invest across domestic and foreign markets. The Fund has revised its disclosure accordingly on page 2 of the Prospectus.

15.	The Fund includes equity of investment funds in its definition of fixed-income and fixed-income related securities under romanette (iii). Please clarify whether the Fund’s principal investment strategy will focus on particular industries and market caps; if the Fund’s principal investment strategy is broader such that the Fund’s investments will be across all market caps, industries, and include foreign and emerging markets, please provide disclosure to that effect.

Response: The Fund hereby advises the Staff on a supplemental basis that it does not have specific types of investment funds on which it focuses as a part of its principal investment strategy, that its investment strategy will be broad, and will not be limited to any specific industry, sector, or a minimum or maximum market cap. In addition, the Fund may invest across domestic and foreign markets. The Fund has revised its disclosure accordingly on page 2 of the Prospectus.

November 7, 2016

16.	The Fund includes collateralized debt obligations in its definition of fixed-income and fixed-income related securities under romanette (iv). Please disclose the principal type of issuers of the instruments underlying the products, such as the industries, market caps, and whether foreign and emerging markets are included; if the Fund’s principal investment strategy is broader such that the Fund’s investments will be across all market caps, industries, and include foreign and emerging markets, please provide disclosure to that effect.

Response: The Fund hereby advises the Staff on a supplemental basis that it does not have specific types of issuers of the instruments underlying the collateralized debt obligations on which it focuses as a part of its principal investment strategy, that its investment strategy will be broad, and will not be limited to any specific industry, sector, or a minimum or maximum market cap. In addition, the Fund may invest across domestic and foreign markets. The Fund has revised its disclosure accordingly on page 2 of the Prospectus.

17.	The Fund refers to “other securitized products” in its definition of fixed-income and fixed-income related securities under romanette (iv). Please clarify the principal types of securitized products that are part of the Fund’s principal investment strategy, or delete the reference to “other securitized products.”

Response: The Fund has clarified its disclosure on page 2 of the Prospectus by deleting the reference to “securitized” and replacing it with “structured”.

18.	The Fund refers to “non-controlling interests in equity and junior debt tranches of collateralized debt obligations” in its definition of fixed-income and fixed-income related securities under romanette (iv). Please revise the disclosure to provide that “other structured products” consist of “collateralized bond obligations, collateralized loan obligations and credit-linked notes”.

Response: The Fund has revised its disclosure accordingly on pages 1, 2, 15, and 17 of the Prospectus.

Management and Incentive Fees (pages 4-5)

19.	The Fund’s disclosure states that the term “total assets” includes any assets acquired with the proceeds of leverage. Expand the disclosure to provide that the term “total assets” includes “any assets including” any assets acquired with the proceeds of leverage.

Response: The Fund has revised its disclosure accordingly on page 4 of the Prospectus and page 28 of the Statement of Additional Information.

November 7, 2016

20.	At the end of the section entitled “Expense Support Agreement”, expand the Fund’s disclosure to provide that the Adviser will be eligible to recoup expense support payments to the extent the amount recouped does not cause the Fund’s total annual expenses in the year of recoupment to exceed the lesser of the total net expense cap in effect at the time the expense payment was made under the Expense Support Agreement in that year or the total net expense cap in effect at such time the Adviser seeks recoupment. In addition, please replace “reimbursement” with “recoupment” in the revised disclosure regarding the Expense Support Agreement.

Response: The Fund has revised its disclosure accordingly on pages 5, 12, 59 of the Prospectus and page 28 of the Statement of Additional Information.

Summary of Risks (pages 7-10)

21.	Please provide greater prominence to the “Summary of Risks” heading by centering the title.

Response: The Fund has revised the disclosure on page 7 to provide greater prominence to the “Summary of Risks” heading by centering the title on a separate line.

22.	The Staff hereby reissues Comment Nos. 17 and 19 from its comment letter dated March 11, 2016. The disclosure, appearing in the tenth bullet point, refers to carried interest. Please expand the disclosure to provide the Fund’s definition of carried interest. Please also disclose the amount of asset-based fees and incentive fees that are typically paid; for example, 2% and 20%, respectively. Will any of the funds in which the Fund invests be subject to “carried interests?” If so, please provide additional relevant disclosure regarding “carried interests.”

Response: The Fund has revised its disclosure, appearing in the tenth bullet point on page 8 of the Prospectus, to replace the reference to “carried interest” with “upfront and ongoing fees” and to provide the amount of such upfront and ongoing fees.

23.	Expand disclosure in the twelfth bullet point to provide that the lowest tranches bear the highest level of risk.

Response: The Fund has revised its disclosure, appearing in the seventeenth bullet point on page 8 of the Prospectus, accordingly.

November 7, 2016

Dividend Reinvestment Policy (page 10)

24.	Expand disclosure to clarify that shareholder will be subject to the same tax liability regardless of whether shareholders receive distributions in cash or additional shares.

Response: The Fund has revised its disclosure accordingly on page 10 of the Prospectus.

25.	Please expand disclosure by replacing “dividend” with “distribution”. In addition, please expand disclosure to provide information about how shareholders can make an election to withdraw from the distribution reinvestment plan by providing a cross-reference to the section entitled “Distribution Reinvestment Policy”, including the page number of the section.

Response: The Fund has revised its disclosure accordingly on the outside front cover of the Prospectus, pages 10, 20, 21, 24, 28, 29, 30, 31, 39, 41, 50, 67, 68, 69, 70, 71, 72, and 77 of the Prospectus and page 1, 3, 6, 8, 32, 37, 38, and 40 of the Statement of Additional Information.

Fund Expenses (pages 11-13)

26.	Please move the “Shareholder Transaction Expenses” heading below the top line.

Response: The Fund has revised its disclosure accordingly on page 11 of the Prospectus.

27.	Please insert next to “Incentive Fees”, in a parenthetical, the maximum permissible percentage amount that may be paid as an incentive fee.

Response: The Fund has revised its disclosure accordingly on page 11 of the Prospectus.

28.	Given the Fund’s investment strategy and objective, please explain why the Fund has no “Acquired Fund Fees and Expenses.”

Response: The Fund has revised its disclosure accordingly on page 12 of the Prospectus to reflect its expected amount of such fees.

29.	In an appropriate place in the Prospectus, add a section that describes the annual dealer manager fee.

Response: The Fund hereby advises the Staff on a supplemental basis that it has revised its disclosure to remove any reference to “annual dealer manager fee”. The reference to “annual dealer manager fee” should have been to “distribution fee”, which is described in the Prospectus as an on-going asset based charge relating to the sale and distribution of the Fund’s shares.

November 7, 2016

30.	Disclose the FINRA regulatory fee caps with respect to each share class and each fee subject to the FINRA regulatory fee caps.

Response: The Fund has revised its disclosure on pages 6, 11, 12, 74, 76, 77, and 78 of the Prospectus.

31.	The disclosure contained in the “Annual Dealer Manager Fee” line item is inconsistent with the disclosure provided elsewhere in the Prospectus. Please make sure that the disclosure is consistent throughout.

Response: The Fund hereby advises the Staff on a supplemental basis that it has revised its disclosure to the “distribution fee” line item with respect to Class I shares as described in our response to Comment 29.

32.	The disclosure contained in footnote (2) states that the amount of offering expenses reflects estimated offering expenses to be paid by the Fund of up to $0.5 million if the Fund raises $165.0 million in proceeds (net of the sales load) in this offering during the first twelve months. In your response letter, please confirm that the Fund will undertake to sticker the Prospectus, in the event that the assumption contained in footnote (2) is incorrect, to reflect the correct information.

Response: The Fund undertakes to sticker the Prospectus, in the event that the assumption contained in footnote (2) is incorrect, to reflect the correct information.

33.	The disclosure contained in footnote (10) states the Adviser and the Fund have entered into the Expense Support Agreement. Disclosure contained elsewhere in the Registration Statement provide that the Adviser has agreed to reimburse the Fund for operating expenses on a discretionary basis pursuant to the Expense Support Agreement. If the Fund wants to include the Expense Support Agreement in the Fund Expense table, the Adviser must commit to reimburse the Fund for operating expenses during the first twelve months of the offering. In addition, please revise the examples illustrating the hypothetical expenses by only incorporating the Expense Support Agreement in the first twelve months. Expand the disclosure to provide that the board of trustees of the Fund (the “Board”) may terminate the Expense Support Agreement during the first twelve months and that there can be no assurances that the Adviser will renew the Expense Support Agreement after twelve months.

Response: The Fund has revised its disclosure to make it clear that the Expense Support Agreement will be in effect for at least the first twelve months of the offering, and the examples have been revised accordingly. See pages 5, 12, and 59 of the Prospectus and page 29 of the Statement of Additional Information.

November 7, 2016

34.	Expand disclosure contained in footnote (6) to explain that although the Fund will indirectly incur costs of certain investment vehicles, such as real estate investment trusts and private equity funds, these indirect investments are not included in the presentation of the Fund’s fees and expenses. See instruction 10(a)(2) of Form N-2 for carve-outs for certain underlying funds. Expand disclosure to provide that the Fund intends to invest in such funds that are excluded.

Response: The Fund has revised its disclosure accordingly on page 12 of the Prospectus.

35.	Please revise the disclosure contained in the last sentence of footnote (10) to provide that the Adviser may recoup from Fund expenses, within the three fiscal years following the fiscal year in which the expenses occurred, and that the Adviser will recoup an amount from the Fund to the extent the amount recouped does not cause the Fund’s total annual expenses in the year of recoupment to exceed the total net expenses in effect at the time the expense payment was made under the Expense Support Agreement in that year or at such time the Adviser seeks recoupment.

Response: The Fund has revised its disclosure accordingly on page 12 of the Prospectus.

36.	Please move the paragraph that follows footnote (10) to above footnote (1) and present the information with equal prominence.

Response: The Fund has revised its disclosure accordingly on page 12 of the Prospectus.

37.	Please insert a centered heading “Examples” above the paragraph describing the examples illustrating the hypothetical expenses. Please provide a disclosure that clarifies that the examples give effect to the Expense Support Agreement for only the first twelve months of the offering.

Response: The Fund has revised its disclosure accordingly on page 13 of the Prospectus.

38.	Please explain why there is a footnote to the table illustrating the hypothetical expenses that highlights the Early Withdrawal Charge.

Response: The Fund advises the Staff on a supplemental basis that only Class T shares are subject to an early withdrawal fee. The footnote is intended to make that clear.

November 7, 2016

39.	Please replace “regulatory fee cap” with “regulatory shareholder transaction fee cap” when referring to FINRA Rule 2341.

Response: The Fund has revised its disclosure in a manner that addresses the Staff’s comment, with slightly modified language. Please see pages 6, 11, 12, 74, and 76, 77 of the Prospectus.

40.	Please provide a plain English definition of the “catch-up” feature of the incentive fee to explain that it allows the investment adviser to recover foregone incentive fees that were previously limited by the hurdle rate.

Response: The Fund has revised its disclosure accordingly on pages 4, 11, and 54 of the Prospectus and page 28 of the Statement of Additional Information.

41.	Please revise the last sentence of footnote (6) to provide that the Fund may invest in such funds “whose fees and expenses are excluded” from the Fund Expense table.

Response: The Fund has revised its disclosure accordingly on page 12 of the Prospectus.

42.	The second to last sentence of footnote (10) states that the Fund will reimburse the Adviser for expense support payments. Please revise this disclosure to provide that the Adviser will be eligible to “recoup” expense support payments it made, rather than stating that the Fund will “reimburse” the Adviser. In addition, please revise the disclosure to clarify that the Adviser will only be eligible to recoup any expense support payments it makes if the amount recouped does not cause the Fund’s total annual expenses in the year of recoupment to exceed “the lesser of” the “total net expenses cap in effect” at the time the expense payment was made in that year or the “total net expense cap in effect” at such time the Adviser seeks recoupment.

Response: The Fund has revised its disclosure accordingly on page 12 of the Prospectus.

Use of Proceeds (page 14)

43.	The Staff hereby reissues Comment No. 29 from its comment letter dated March 11, 2016. The disclosure states that, during the period before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Clarify, if true, that the distributions by the Fund consisting, in whole or in part, of a return of its shareholders’ capital could occur even after the Fund is fully invested.

Response: The Fund has revised its disclosure accordingly on page 14 of the Prospectus.

November 7, 2016

44.	In the last sentence of the paragraph, please add “all of” before “which are not refundable”.

Response: The Fund has revised its disclosure accordingly on page 14 of the Prospectus.

Investment Objectives and Policies (pages 14-15)

45.	Please make conforming changes to the information provided in the “Investment Objectives and Policies” based on comments 13, 14, 15, and 16.

Response: The Fund has revised its disclosure accordingly on page 15 of the Prospectus.

46.	With respect to each type of investment in which the Fund may principally investment, please expand the section entitled “Risk Factors” to disclose the risks related to each such investment type that the Fund foresees investing in.

Response: The Fund has revised its disclosure accordingly on pages 8, 32, 33, 34, 35, and 37 of the Prospectus.

Public Investment Fund Strategy (page 16)

47.	Expand disclosure contained in the second paragraph to explain how the Fund limits its exposure to any one company and, to what extent, there is a specific policy to limit its exposure, and whether the Fund limits its exposure to a specific percentage.

Response: The Fund has revised its disclosure accordingly on pages 16 and 17 of the Prospectus.

Other Information Regarding Investment Strategy (pages 17-18)

48.	In the second sentence of the last paragraph, replace “us” with “similarly situated funds” to make clear that the Mass Mutual Life Ins. Co. no-action letter was not issued to the Fund.

Response: The Fund has revised its disclosure accordingly on page 18 of the Prospectus.

November 7, 2016

49.	In the second sentence of the last paragraph, replace “permitting” with “on which” and clarify that the similarly situated funds rely on the guidance under the Mass Mutual Life Ins. Co. no-action letter, and not a specific approach, to co-invest.

Response: The Fund has revised its disclosure accordingly on page 18 of the Prospectus.

Collateralized Debt Obligations (page 22)

50.	The Staff hereby reissues Comment No. 35 from its comment letter dated March 11, 2016. In the alternative, disclose that the Fund has not implemented any minimum level of investment amounts that may be invested in collateralized debt obligations. In addition, delete the parenthetical that lists the highest investment grade ratings.

Response: The Fund has revised its disclosure accordingly on page 22 of the Prospectus.

51.	The Staff hereby reissues Comment No. 35 from its comment letter dated March 11, 2016. Expand the disclosure contained in the first paragraph to state that securities either rated below investment grade, or unrated securities possessing similar credit characteristics as below investment grade securities, are known as “junk” and “high risk” securities. In this regard, disclose whether there is any limit on the Fund’s ability to invest in “junk” securities.

Response: The Fund has revised its disclosure accordingly on page 22 of the Prospectus.

52.	Please revise the disclosure in the last sentence of the first paragraph to provide that the Fund has not implemented any maximum level of investment amounts that may be invested in collateralized debt obligations.

Response: The Fund has revised its disclosure accordingly on page 22 of the Prospectus.

Risk Factors (pages 24-54)

53.	Please present the first paragraph in bold type, not italics.

Response: The Fund has revised its disclosure accordingly on page 24 of the Prospectus to present the text in the first paragraph in bold type.

54.	The Fund provides disclosure that business development companies are part of its investment strategy on page 1 of the Registration Statement. If the Fund is contemplating investing in business development companies as part of its investment strategy, add back the applicable risk factor.

Response: The Fund has revised its disclosure accordingly on pages 30 and 31 of the Prospectus.

November 7, 2016

55.	Expand disclosure contained in the “Management Risk” section to provide that the Adviser has no experience managing a registered closed-end investment management company.

Response: The Fund has revised its disclosure accordingly on page 46 of the Prospectus.

56.	Please clarify the disclosure contained in the “Business Development Company Risk” and “Non-Traded Business Development Company Risk” to provide that the Fund may incur upfront and ongoing fees relating to the Fund’s purchase of shares of such companies.

Response: The Fund has revised its disclosure accordingly on pages 30 and 31 of the Prospectus.

57.	Please expand the disclosure contained in the “Derivatives Risk” to highlight the Fund’s policy with respect to the creditworthiness of its counterparties, including any criteria that the Fund uses in its evaluation of counterparties. Please also disclose the maximum amount of the Fund’s assets that can be exposed to one counterparty or group of affiliated counterparties. If the Fund does not have a maximum limit on such investments, please disclose how the Fund intends to manage its exposure to counterparty risk.

Response: The Fund has revised its disclosure accordingly on page 39 of the Prospectus.

58.	Please revise the disclosure contained in the first sentence of the second paragraph of the “Non-Diversification Risk” to provide that the incentive fees of the underlying funds may include 20% of such underlying fund’s net investment income and 20% of such underlying fund’s capital gains.

Response: The Fund has revised its disclosure accordingly on page 50 of the Prospectus.

59.	Please expand the disclosure contained in the heading entitled “Anti-Takeover Provisions” to provide that each Trustee serves on the Board with no term limit and that the Fund does not hold annual shareholder meetings

Response: The Fund has revised its disclosure accordingly on page 52 of the Prospectus.

Expense Support Agreement (page 59)

60.	The Staff refers to Comment 33 above. Please also expand the disclosure in the section entitled “Expense Support Agreement to provide that the Adviser may recoup from Fund expenses, within the three fiscal years following the fiscal year in which the expenses occurred, and that the Adviser will recoup an amount from the Fund to the extent the amount recouped does not cause the Fund’s total annual expenses in the year of recoupment to exceed the total net expenses in effect at the time the expense payment was made under the Expense Support Agreement in that year or at such time the Adviser seeks recoupment.

Response: The Fund has revised its disclosure accordingly on page 59 of the Prospectus.

Determination of Net Asset Value (pages 60-61)

November 7, 2016

61.	Please expand disclosure in the first paragraph to make clear that the pricing committee is acting under the Board’s supervision and pursuant to policies implemented by the Board.

Response: The Fund has revised its disclosure accordingly on page 60 of the Prospectus.

Early Withdrawal Charge (page 64)

62.	Please revise the disclosure in the last sentence to provide that Class A and Class I shares are not subject to an early withdrawal charge.

Response: The Fund advises the Staff on a supplemental basis that the Fund will revise the disclosure upon receiving exemptive relief to issue multiple classes of shares.

Consequences of Mandatory Repurchases (page 65)

63.	Expand disclosure contained in the first paragraph to provide that the Fund may need to sell Fund investments at an inopportune time and may suffer losses or unexpected tax liabilities.

Response: The Fund has revised its disclosure accordingly on page 65 of the Prospectus and page 20 of the Statement of Additional Information.

64.	Please confirm that once the Fund advertises a Mandatory Repurchase, it must have sufficient assets at such time to make the repurchase and will not rely on incoming funds.

Response: The Fund hereby confirms that it must maintain sufficient assets to make any Mandatory Repurchase and that it will ensure that it has the ability to do so at the time it notifies shareholders that a Mandatory Repurchase offer has commenced without relying on incoming funds.

65.	Please revise the disclosure in the second sentence of the third paragraph to provide that the Mandatory Repurchase is the shareholder’s “only means” of liquidity with respect to this or her shares, and add “subject to a limited number of extenuating circumstances” to the end of that sentence.

Response: The Fund has revised its disclosure accordingly on page 65 of the Prospectus and page 20 of the Statement of Additional Information.

November 7, 2016

66.	Please revise the disclosure in the second sentence of the third paragraph to provide that the Mandatory Repurchase is “the only means of liquidity through which shareholders have a right to redeem their shares”.

Response: The Fund has revised its disclosure accordingly on page 65 of the Prospectus and page 20 of the Statement of Additional Information.

Anti-Takeover Provisions in the Declaration of Trust (page 73)

67.	In your response letter, please confirm that the 1940 Act provides that a Trustee may be removed by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter.

Response: The Fund advises the Staff on a supplemental basis that Section 16(c) of the 1940 Act provides that holders of record not less than two-thirds of the outstanding shares of beneficial interest may remove a trustee of a trust either by declaration in writing or by votes cast in person or by proxy at a meeting called for that purpose.

Statement of Additional Information

Fundamental Policies (page 1)

68.	Expand disclosure to provide that the Fund will repurchase shares pursuant to a fundamental policy stating the information set forth in Rule 23c-3(b)(2)(i)(A)-(D).

Response: The Fund has revised its disclosure accordingly on page 2 of the Statement of Additional Information.

Valuation of Derivative Instruments (page 6)

69.	Please clarify why the Fund’s level of exposure would be the basis for the Fund valuing derivative instruments. For example, if the Fund enters into a derivative transaction, such as a total return swap, where the absolute risk of loss with respect to the Fund’s investment is the notional amount of the total return swap, then the Fund may value such derivative instrument based on the Fund’s notional amount. Clarify how this factors in to the valuation of the position.

November 7, 2016

Response: The Fund advises the Staff on a supplemental basis that in order to determine the fair value of a derivative instrument, the Fund would determine the fair value of the underlying securities that comprise the basket of instruments constituting the derivative instrument. For example a total return swap (“TRS”) on a basket of term loans would call for the Fund to determine the fair value of each term loan in the portfolio. The Fund’s level of exposure to the TRS derivative would be the aggregate notional amounts of each of the term loan securities underlying the TRS. By way of example, we have set forth below a hypothetical valuation of a $100M TRS derivative that is comprised of three term loan securities (i.e., Term Loan A, Term Loan B and Term Loan C):

•	Each security and their respective notional amounts are as follows:
o	Term Loan A - $20.0M Notional
o	Term Loan B - $50.0M Notional
o	Term Loan C - $30.0M Notional

•	The Fund would seek to determine the fair value of the TRS by determining the fair value of the underlying securities by reference to the mark-to-market of such security. For purposes of this hypothetical, the mark-to-market at the measurement date was as follows:

o	Term Loan A – 100%
o	Term Loan B – 99%
o	Term Loan C – 95.0%

•	Therefore, the fair value of the TRS would be as follows:

   Term Loan A $20.0M ($20M Notional * 100%)

+ Term Loan B $49.5M ($50M Notional * 99%)

+ Term Loan C $28.5M ($30M Notional * 95%)

TRS Fair Value = $98.0M

Management of the Fund (pages 22-27)

70.	In your response letter, please confirm that state law allows there to be no term for office for the Trustees and no annual shareholder meetings. Expand the disclosure in the section entitled “Board of Trustees” to provide that each Trustee serves on the Board with no term limit and that the Fund does not hold annual shareholder meetings. In addition, in your response letter, explain why a risk factor is not necessary under these circumstances.

Response: In our capacity as counsel to the Fund, we confirm that Delaware state law does not require a term of office for members of a board of trustees, nor does it require the Fund to hold an annual meeting of shareholders. The Fund has revised its disclosure on page 22 of the Statement of Additional Information as requested. In addition, we do not believe that the foregoing requires a risk factor as any risk associated with this structure is highlighted in the risk factor entitled “Anti-Takeover Provisions” and a section of the Prospectus entitled “Anti-Takeover Provisions in the Declaration of Trust”. Please see pages 52 and 73 of the Prospectus.

November 7, 2016

71.	In connection with the management incentive fee, please clarify the disclosure regarding the hurdle rate to make it clear that the hurdle rate is calculated in each separate quarter, and that it is not a cumulative hurdle rate. In that regard, please delete the parenthetical that reflects the total hurdle rate, and add disclosure explaining that there is no accumulation of amounts on the hurdle rate from quarter to quarter, and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle rate, and there is no delay of payment if prior quarters are below the quarterly hurdle rate.

72.	Response: The Fund has revised its disclosure accordingly on pages 4 and 54 of the Prospectus and page 28 of the Statement of Additional Information.

*       *       *       *       *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176, Harry S. Pangas at (202) 383-0805, or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Harry S. Pangas

Payam Siadatpour